

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

October 26, 2009

Mr. Ramos R. Ricardo
Chief Financial Officer
Chemical and Mining Company of Chile Inc.
El Trovador 4285, 6th Floor,
Santiago, Chile

> **Re: Chemical and Mining Company of Chile Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed June 30, 2009**
> **File No. 033-65728**

Dear Mr. Ricardo:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief